Exhibit 23.10

Consent of InnovExplo Inc.

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to our name and references to our involvement in the preparation of technical information relating to the Discovery Project, Quebec (including the technical information prepared by SRK Consulting) and the Flordin Property, Quebec, included in the 2010 Annual Information Form of North American Palladium Ltd., dated March 31, 2011 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-13766) and in the Registration Statements on Form F-10 and amendments thereto (File Nos. 333-158082 and 333-164512) of the references to our name and the above-mentioned information in the AIF.

Dated this 31st day of March, 2011.

/s/ Carl Pelletier
Name: Carl Pelletier
Title: Director
on behalf of InnovExplo Inc.